August 15, 2016
Via Edgar and e-mail (PanosN@sec.gov)
Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: Healthwarehouse.com,Imc.
Preliminary Proxy Statement on Schedule 14A
Filed August 5, 2016 by Rx Investor Value Corporation, et al.
File No. 000-13117

Schedule 13D and Amendment No. 1 thereto
Filed August 2, 2016 and August 11, 2016
by Rx Investor Value Corporation, et al.
File No. 005-37321
Dear Mr. Panos:
Reference is made to you your letter dated August 12, 2016 related to the above-referenced filings of RX Investor Value Corporation ("RIVC").  Attached are all signatures to the acknowledgements requested.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:   Mr. Jeffrey T. Holtmeier (via e-mail)

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	the undersigned has not been the subject of criminal convictions within the last ten years except as disclosed in the filings;
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of page left blank; signature page follows.]

Jeffrey T. Holtmeier

/s/ Jeffrey T. Holtmeier

Brian A. Ross

/s/ Brian A. Ross

Michael E. Peppel

/s/ Michael E. Peppel

Mark Scott

/s/ Mark Scott

Stephen J. Weiss

/s/ Stephen J. Weiss

RX INVESTOR VALUE CORPORATION

By: /s/ Jeffrey T. Holtmeier
Jeffrey T. Holtmeier, President

Dated:  August 12, 2016